Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 - 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

December 20, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 60,125,811

FULL ENERGIZATION AT WINDSTAR

Vancouver, BC – December 20, 2011 -- Western Wind Energy Corp. -- (Toronto Venture Exchange --"WND") (OTCQX -- "WNDEF"), is pleased to announce that as of 01:00 AM, December 20, 2011, Windstar became fully energized throughout the entire system. The turbines will now begin commissioning at the minimum rate of 8 to 10 MW per day, with all 106 MW expected to be fully online, before the end of the year. The remaining 14 MW have been delivered on site, all foundations have been completed and all of the base and mid towers have already been fully erected.

Jeff Ciachurski, President of Western Wind Energy states “We are extremely pleased about having reached this milestone on our flagship “Windstar” Project. 2011 is an exceptional year for Western Wind as we have brought online, two new projects, totaling 130.5 MW of rated capacity, an increase of almost 400% of our previously producing capacity base. With 165 MW online within the next two weeks, from four different projects, Western Wind is in a position to move from a small developer/producer to a full mid-level integrated independent power producer, with a focus on renewable energy only. To have built $340 million of projects this year, without any dilution at either the corporate or project levels, is a testament to the gold medal effort of the whole Western Wind team. I am very proud to be leading this effort and I believe the market is reflecting this by being the only renewable energy company that has had its market capitalization substantially increase over the past two years. Our share value is up almost

400% from March 2009 whereas the entire remainder of the renewable energy industry is, on average, down 80% – 90% over the same period.

With the incoming cash grants of over $100 million between Kingman and Windstar, and the strong revenues and cash flows commencing January 1, 2012, we are proud to say that the Q2 2012 reporting period will produce overwhelming evidence to the investment community in this “show me” market environment.”

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND ) trades in the United States on the OTCQX under the symbol “WNDEF” and on the Toronto Venture Exchange under “WND”. Western Wind is a vertically integrated renewable energy production company that currently owns 165 MW of rated solar and wind capacity in production in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward -looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.